Exhibit 99.1

News Release

Trading Symbols:	TSX: SEA	For Immediate Release
	NYSE: SA	December 10, 2013

Seabridge Closes $16.8 Million Flow-Through Financing

Seabridge Gold Inc. (TSX:SEA)(NYSE:SA) announces that it has closed its previously announced $16.8 million bought deal financing consisting of 1.5 million flow-through common shares at a price of $11.17 per share (a 22.5% premium to the closing price on the TSX the day before the financing was announced).  The financing was arranged by a syndicate of underwriters, led by Stonecap Securities Inc. and including National Bank Financial Inc. Stonecap Securities Inc. and Cowen and Company, LLC acted as financial advisors to Seabridge on this transaction.

The gross proceeds from the Offering will be used to fund exploration and development at Seabridge’s 100% owned KSM Project in north western British Columbia, Canada and in particular to follow up on this year’s extraordinary Deep Kerr discovery where an initial resource estimate is now being prepared.

Seabridge Chairman and CEO Rudi Fronk noted that the Company’s management team believes this year’s Deep Kerr core zone discovery has the potential to fundamentally transform Seabridge. “This is a rare opportunity to define what we think could be one of the world’s most productive new mining districts. We are confident that raising this money in a difficult environment to continue the KSM core zone drilling program next year represents an outstanding opportunity to deliver shareholder value. The final holes drilled this year confirm that the Deep Kerr zone widens substantially to the north while both copper and gold grades also improve significantly from an already high level. In our view, the best is yet to come and this funding ensures that we are able to proceed aggressively.”

The financing was made by way of private placement to accredited Canadian investors and the shares are subject to a four month hold period in Canada expiring on April 11, 2014.

Seabridge holds a 100% interest in several North American gold resource projects. The Company's principal assets are the KSM property located near Stewart, British Columbia, Canada and the Courageous Lake gold project located in Canada's Northwest Territories. For a breakdown of Seabridge's mineral reserves and resources by project and category please visit the Company's website at http://www.seabridgegold.net/resources.php.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended, or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless an exemption from such registration is available.

Neither the Toronto Stock Exchange nor its Regulation Services Provider accepts responsibility for the adequacy or accuracy of this release.

All reserve and resource estimates reported by the Company were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

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106 Front Street East, Suite 400, Toronto, OntarioM5A 1E1, Canada
Telephone:  (416) 367-9292     Facsimile:  (416) 367-2711     www.seabridgegold.net

Statements relating to the estimated or expected future production and operating results and costs and financial condition of Seabridge, planned exploration work at the Company's projects and the expected results of such work are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by words such as the following: expects, plans, anticipates, believes, intends, estimates, projects, assumes, potential and similar expressions. Forward-looking statements also include reference to events or conditions that will, would, may, could or should occur, including in relation to potentially transforming the Company, the area potentially becoming one of the most productive new mining districts, this being an outstanding opportunity to deliver shareholder value and whether the best is yet to come. Information concerning exploration results and mineral reserve and resource estimates may also be deemed to be forward-looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. These forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable at the time they are made, are inherently subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from logistical, technical or other factors; the possibility that results of work will not fulfill projections/expectations and realize the perceived potential of the Company's projects; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold reserves and resources; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of environmental issues at the Company's projects; the possibility of cost overruns or unanticipated expenses in work programs; the need to obtain permits and comply with environmental laws and regulations and other government requirements; fluctuations in the price of gold and other risks and uncertainties, including those described in the Company's December 31, 2012 Annual Information Form filed with SEDAR in Canada (available at www.sedar.com) and the Company's Annual Report Form 40-F filed with the U.S. Securities and Exchange Commission on EDGAR (available at www.sec.gov/edgar.shtml).

ON BEHALF OF THE BOARD

"Rudi Fronk"
Chairman and CEO

For further information please contact:
Rudi P. Fronk, Chairman and CEO
Tel: (416) 367-9292   •  Fax: (416) 367-2711
Email:  info@seabridgegold.net